

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 6, 2017

Mr. Daniel Ritchey
Chief Financial Officer
Sino Agro Food, Inc.
China Shine Plaza
Room 3801, Block A
Guangzhou 510610
China

> **Re:** **Sino Agro Food, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Form 10-K/A filed on 8/24/2017**
> **Form 10-K/A filed on 9/20/2017**
> **File No. 0-54191**

Dear Mr. Ritchey:

We have reviewed your response letter dated October 23, 2017, <u>and your proposed responses to be reflected in an amended Form 10-K that will be filed at a future date, once comments have been resolved</u>, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Note that we may have additional comments upon reviewing your response to the new comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2017 letter.

Form 10-K/A filed on 9/20/2017

Item 9A. Controls and Procedures, page 85

1. We note your response to prior comments two and four. Please elaborate on your conclusion that there were compensating controls that were tested and evaluated that reduced the magnitude of the misstatement of both annual and interim financial statements. Also tells us how you concluded a prudent official would not conclude that

the deficiency is at least a significant deficiency considering both annual and interim financial statements. We may have further comment upon reviewing your response.

Note 2. Summary of Significant Accounting Policies
2.8 Revenue Recognition, page F-12

2. We note your response to previous comment five. Please clarify how you determined that the amount involved was immaterial. In this regard, based on our review of your Q4 2016 earnings call transcripts, it appears that the sales of live cattle have historically constituted a significant portion of your sales, and in 2016, the significant decline was attributed to a precipitous fall in market prices which recovered later in 2016. Considering the market price fluctuations between the time cattle is sold and repurchased and the impact on the financial statements your commitment to repurchase might have, please revise your revenue recognition policy to describe the accounting for the sale of cattle and describe in detail the terms and materiality of the respective repurchase obligations. Furthermore, for each of the periods presented, disclose the amounts recognized for cattle sold that were subsequently repurchased, as well as the repurchase amounts. In addition, clarify in more detail your new disclosure that "Sales and cost of feed as well as repurchase and sale of cattle are each incorporated into the income statement, as well as the exchange of cattle between the Company and the Coop farmers accounted for under inventories and deposits and prepayments on the balance sheet, as warranted", so that the reader gain an understanding of all the steps involved in these arrangements from initial sale to final repurchase and its impact on the financial statements.

Note 6. Net Income from Discontinued Operations, page F-31

3. We note your response to prior comment six. Please clarify how the fair value of $3.41 per share value of the 99.9 million shares was determined for TWR.

4. We note your response to previous comment seven, and continue to be unclear of when all conditions for recognizing the gain were met. In order to better evaluate your response, please provide us with a detailed timeline of all dates considered in your conclusion pertaining to the disposition and asset injections. At a minimum, please provide the dates all relevant agreements were signed, dates that assets and title to assets transferred under applicable law for the jurisdiction applicable to each entity, dates monetary or share consideration transferred, and what you considered to be the official dates the transactions settled and why.

5. Furthermore, the Press Release dated January 17, 2017, attached to Form 8-K filed on January 18, 2017, and the Press Release dated March 1, 2017, attached to Form 8-K filed on March 1, 2017, suggest that legal due diligence and the carve-out of assets were not completed until 2017. In this regard, and in connection with the comment above, please elaborate on the statements in your response to prior comment seven, that asset injection

transactions were completed by contracting parties on October 5, 2016. In addition, explain why share allotment and member registration is considered irrelevant to the timing of the gain recognition and cite relevant law or accounting guidance that supports your conclusion.

6. Lastly, please file any agreements related to these transactions as exhibits under Item 15. Exhibits and Financial Statement Schedules or explain why you believe they are not material. Please refer to Items 601(b)(2) and (b)(10) of Regulation S-K.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk for

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure